Oro Capital Corporation
23 Dassan Island Drive
Plettenberg Bay, 6600 South Africa
Telephone: +27764965865

May 17, 2013

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, DC 20549

Re:    Oro Capital Corporation
          Amendment Number 2 to Registration Statement on Form S-l
          Filed March 18, 2013 File No. 333-185103

Dear Mr. Reynolds, et. al.

Thank you for your comment letter dated May 10, 2013.

We have amended our registration statement and provided the requested information.  For the convenience of the Staff, we have restated each comment with our response below.

Further, we have emailed a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

Summary, page 4

1.Please revise here and under your Plan of Distribution to clarify (1) who will offer the shares on behalf of the company, (2) the applicability of any exemptions claimed, and (3) if and how they will be compensated, based on your current intentions. To the extent that you are reserving the ability to change your plan of distribution, such as paying compensation to other parties, revise to clarify and acknowledge your understanding of Item 512(a)(1)(iii) of Regulation S-K.

Response: We have added a paragraph under the sub-heading “Plan of Distribution” in the Summary and have reworded the undertaking in Item 28.

2.Please revise the discussion of phases on page six, MD&A and where appropriate to discuss your plans for obtaining funds to conduct exploration activities. For example, it appears that you will require significant capital to move to and complete phase three even if you sell all of the shares in this offering. And it appears that if you sell 50% or fewer of the shares you will not be able to complete or, depending on the proceeds, merely start phase one. Please revise accordingly.

Response:  We have added new disclosures to the Summary and to MD&A.

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
May 17, 2013

Risk Factors, page 9

3.The revised disclosure on page 11 indicates that Mr. Aaron has agreed to advance monies to you. Please file this agreement and summarize the material terms in an appropriate location, such as your Management’s Discussion and Analysis.

Response: We have and memorialized our obligations in the form of a promissory note which is attached as an exhibit to the registration statement. We have added this disclosure to Risk Factors and disclosed this in MD&A and have added a new paragraph to the “Certain Transactions” section as well.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.In your revised text on page 16 you indicate that you will not begin exploration until you raise funds from this offering. Please quantify the amount of funds you will need to commence exploration. We also note your statement that you believe you will need to raise $40,000 from the offering “in order to remove uncertainties surround [y]our ability to continue as a going concern.” Please include this statement in your Summary and clarify the implications to investors if you sell less than all of the offered shares and are otherwise unable to raise funds.

Response: We have added the following disclosure:

We believe we would need to raise $40,000 from the offering in order to remove uncertainties surrounding our ability to continue as a going concern.  We will not begin exploration until we raise funds from this offering.  It is recommended that 3 different phases (Phase 1, Phase 2 and Phase 3) of exploration programs be carried out to test for diamond-bearing kimberlites within the project.  To commence Phase 1 exploration program we would need $10,000 which would be spent as follows:

Preliminary review of assessment work	$1,000.00
Mobilization/demobilization of crew	$1,000.00
Pace and compass/GPS lines, estimated 7 line km, 25 m spacing	$2,000.00
Detailed magnetometer survey, 7 line km	$2,000.00
Base station and instrument rental	$1,000.00
Consumables – flagging, pickets etc.	$100.00
Accommodation/meals, 3 men	$400.00
Drafting and report	$1,500.00
Contingencies	$1,000.00
TOTAL COST, PHASE 1 PROGRAM	$10,000.00

Based on positive findings from Phase 1 exploration program management would decide if exploration Programs Phase 2 and Phase 3 should be commenced. If we don’t have enough funds for Phase 2 and Phase 3 exploration programs, we will have to find alternative funding sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
May 17, 2013

5.We reissue prior comment eight from our letter dated March 5, 2013. Please review the requirements of Item 303 of Regulation S-K and revise as appropriate. For example your revised disclosure should address your liquidity and capital resources and discuss changes in your cash flows in greater detail.

Response:  We have added a new section under Liquidity and Capital Resources.

6.We note your disclosure on page 16 that if you raise the maximum amount of proceeds from this offering, it will last a year. However, we also note your disclosure on page 17 that even if all shares are sold in this offering you may not have sufficient available cash in order to maintain operations during the next twelve months. Please clarify and revise to include consistent disclosures throughout the filing.

Response:  We have removed the sentence on page 16 that we expect the proceeds to last one year and have added a disclosure that we are likely to continue to have uncertainties surrounding our ability to continue as a going concern even if we raise the maximum amount from this offering.

Certain Transactions with Officers and Directors, page 25

7.Please separately disclose the amounts paid to Mr. Aaron for rent and services during each required period. Also, to the extent that you have on-going arrangements to pay Mr. Aaron for these or other items, revise to discuss the material terms.
Danny Aaron Oro Capital Corporation, Inc. May 10, 2013 Page 3

Response:  We have added a discussion to Risk Factors and to Certain Transactions, briefly as follows:

The promissory note to Mr. Aaron is a demand note, which waives presentment or other legal formalities and can be called at any time. While Mr. Aaron has expressed his intention to forego demanding the proceeds of the loan, there is nothing legally binding to prevent him from doing so. Upon default the note carries an interest rate of 8% per annum. If Mr. Aaron elects to demand repayment, it would have material adverse effects on our ability to continue and investors will likely lose their entire investment.

During the sixth months ended January 31, 2013 the Company recognized a total of $3,000 (2012: $0) for rent and services from directors for rent at $250 per month for rent and at $250 per month for consulting services provided by the President and Director of the Company.

During the year ended July 31, 2012 the Company recognized a total of $6,000 (2011: $3,500) for rent and services from directors for rent at $250 per month and at $250 per month for consulting services provided by the President and Director of the Company.

These transactions are recorded at the exchange amount which is the amount agreed to by the transacting parties.

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
May 17, 2013

Dilution

If 100% of the Shares are Sold, page 26

8.We note your disclosure here that upon completion of the offering, the pro forma net tangible book value of the 6,000,000 shares will be $26,206 or $0.004 per share. It appears to us that if 100% of the shares are sold, pro forma net tangible book value upon completion of the offering would be $7,793 or $0.00 per share. Please revise or advise.

Response: We have changed the pro forma net tangible book value upon completion of the offering to $7,793 and $0.00 per share.

Description of Business, page 29

9.The table added on page 32 in response to prior comment 20 refers to “[m]onths from completing our public offering.”Please clarify when your public offering will be deemed completed.

Response: We have added disclosure in the table and again in the preamble paragraph of phase 1 to clarify that we expect to complete the public offering within 60 days of the effective date.

Exhibits

Exhibit 5.1

10.We partially reissue prior comment 25 from our letter dated March 5, 2013. Please delete the language that Mr. Barkley is licensed “only in the State of North Carolina.”For additional guidance, please consider Staff Legal Bulletin No. 19 (October 14, 2011), Section B.3.b.

Response: Mr.Barkley has deleted the reference to the state of North Carolina.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. We understand and accept the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
May 17, 2013

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanking you in advance,

Yours very truly,
Oro Capital Corporation

/s/  Danny Aaron
      Danny Aaron, President and CEO